                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Lasergate Systems, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.03 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   517906 50 9
            --------------------------------------------------------
                                 (CUSIP Number)


                                John M. Markovich
                                 Advantix, Inc.
                              4675 MacArthur Court
                                   Suite 1400
                         Newport Beach, California 92660
                                 (949) 862-5400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                February 18, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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CUSIP No. 517906 50 9
         ---------------------

  (1)     Name of Reporting Person: Advantix, Inc.
          I.R.S. Identification No. of Above Person (if entity):  06-1424841

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

            WC up to $3,265,555
            OO shares of common stock of Advantix, Inc.
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

            Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    32,655,549
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   32,655,549
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

            32,655,549
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

            81%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

            CO
          ---------------------------------------------------------------------

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This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on February 3, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported herein are amended. All other items remain unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information contained in item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

        On February 18, 1999, Advantix issued a letter to RBB, memorializing Advantix' agreement to pay RBB's legal fees and expenses relating to the Agreement. A copy of the letter is attached hereto as an exhibit and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following exhibits are filed herewith as part of the Schedule 13D:

        10.2 Letter, dated February 18, 1999, from Advantix to RBB.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 1999



                          /s/ John M. Markovich
                          ------------------------------------------------------
                          Signature


                          John M. Markovich, Executive Vice President & CFO
                          ------------------------------------------------------
                          Name/Title


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                                  EXHIBIT INDEX


                                                                          SEQUENTIAL
EXHIBIT    DESCRIPTION                                                     PAGE NO.
 10.1      Agreement between Advantix and RBB, dated January 24, 1999.*

 10.2      Letter, dated February 18, 1999, from Advantix to RBB.













---------------------
* Previously filed.